 **GAMCO**
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5392
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

January 30, 2020

<u>Via Overnight Delivery</u>

Ms. Connie M. Vogt
Corporate Secretary
Cincinnati Bell Inc.
221 East Fourth Street
Cincinnati, OH 45202

Re:   <u>Notice of Intent to Nominate Director(s) at the Cincinnati Bell Inc. 2020 Annual Meeting of
Shareholders</u>

Dear Ms. Vogt:

This letter is to advise you that GAMCO Asset Management Inc. ("GAMCO") hereby notifies
Cincinnati Bell Inc. (the "Company" or "CBB") that it intends to nominate Mr. Timothy E.
Baxter as a nominee for election as director to the Board of Directors (the "Board") of Cincinnati
Bell Inc. at the Company's 2020 Annual Meeting of Shareholders ("Annual Meeting").  The
intent to nominate Mr. Baxter is in addition to GAMCO's previously announced intent to
nominate Mr. Gary L. Sugarman, Mr. Jerry V. Elliott, Mr. James J. Abel, Mr. Justyn R. Putnam,
Mr. Bruce M. Lisman and Mr. F. Jack Liebau, Jr. as nominees for election as directors to the
Board of CBB at the Company's Annual Meeting.  GAMCO will provide all required
information regarding its nominees in its proxy materials for the Annual Meeting and will solicit
proxies in support of its nominees in accordance with all applicable law.

This letter is submitted in a good faith effort to satisfy the Company's requirements.  Should this
letter be deemed deficient in any way, please contact me at the above address so that any
deficiency may be cured.  GAMCO reserves all rights available to it under applicable law.

GAMCO is a holder of record and beneficial owner of shares of the Company entitled to vote at
the Company's Annual Meeting.  GAMCO intends to be present at the Annual Meeting in person
or by proxy to nominate Mr. Baxter, Mr. Sugarman, Mr. Elliott, Mr. Abel, Mr. Putnam, Mr.
Lisman and Mr. Liebau to serve as directors of the Company and it intends to continue to own
the shares of the Company through the date of the Annual Meeting.



One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5392
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

The giving of this Notice is not an admission that any purported procedures for notice concerning the nomination of directors to the Board are legal, valid or binding. GAMCO reserves the right to withdraw or modify this Notice at any time.

Sincerely,

GAMCO Asset Management Inc.

By: David Goldman
General Counsel

DG/gm

CC: George Maldonado
Director of Proxy Voting Services - GAMCO